Exhibit 12.1
Ormat Technologies, Inc.
STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Amounts in thousands of dollars)

	Six Months
	Ended June	Year Ended December 31,
	30, 2008	2007	2006	2005	2004	2003
EARNINGS AVAILABLE TO COVER FIXED CHARGES:
Income before income taxes, minority interest, and equity in income of investees	$20,807	$20,574	$37,517	$12,973	$20,941	$18,125
Less:
Interest capitalized	(7,932)	(6,835)	(8,080)	(3,504)	(628)	(297)
Add:
Fixed charges deducted from earnings (see below)	15,369	35,751	40,974	60,103	43,622	8,626
Distributed income of equity investees	1,317	9,787	4,503	5,694	3,996	—

Earnings available to cover fixed charges	$29,561	$59,277	$74,914	$75,266	$67,931	$26,454

FIXED CHARGES:
Interest expensed and capitalized and amortized premiums, discounts and capitalized expenses related to indebtedness	$14,402	$33,818	$39,041	$58,821	$43,413	$8,417
Interest within rent expense	967	1,933	1,933	1,282	209	209

Fixed charges	$15,369	$35,751	$40,974	$60,103	$43,622	$8,626

Ratio of Earnings to Fixed Charges	1.92	1.66	1.83	1.25	1.56	3.07